EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)	Nine Months Ended September 30,		Three Months Ended September 30,
	2007	2006	2007	2006
Numerator:
Net income	$139,397	$88,013	$54,716	$31,833

Effect of dilutive securities – none	—	—	—	—

Numerator for net income per common share – diluted	$139,397	$88,013	$54,716	$31,833

Denominator:
Weighted average common shares	354,797	351,434	354,909	354,253

Effect of dilutive securities	957	1	893	2

Denominator for net income per common share – diluted	355,754	351,435	355,802	354,255

Net income per common share:

Basic	$.39	$.25	$.15	$.09

Diluted	$.39	$.25	$.15	$.09